OMB APPROVAL
OMB Number: 3235-0145

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hudson Valley Holding Corp.
(Name of Issuer)
Common Stock, Par Value $.20 Per Share
(Title of Class of Securities)

444172100
(CUSIP Number)
James J. Veneruso
35 East Grassy Sprain Road, Suite 400, Yonkers, NY 10710
(914) 961-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 444172100

1	NAME OF REPORTING PERSON James J. Veneruso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 574,623
	8	SHARED VOTING POWER 657,977
	9	SOLE DISPOSITIVE POWER 574,623
	10	SHARED DISPOSITIVE POWER 657,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,232,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Statement on Schedule 13D (“Amendment No. 1”) relates is common stock, par value $.20 per share (the “Common Stock”), of Hudson Valley Holding Corp., a New York corporation (the “Issuer”).  This Amendment No. 1 amends the Schedule 13D filed on April 6, 2006. The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2.  Identity and Background.

(a) This Amendment No. 1 is being filed by James J. Veneruso (the “Reporting Person”).

(b) – (c)  The Reporting Person is an attorney and the managing partner of Veneruso, Curto, Schwartz & Curto, LLP.  Mr. Veneruso’s business address is 35 East Grassy Sprain Road, Suite 400, Yonkers, New York 10710.

(d) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.  See Item 4 below.

Item 4.  Purpose of Transaction.

The Reporting Person, in his capacity as trustee, manager or otherwise (as more fully described below in Item 5), has no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

This Amendment No. 1 reports a decrease in the percentage of the Reporting Person’s beneficial ownership of the Issuer since the date of the Reporting Person’s initial Statement on Schedule 13D.

The Reporting Person was the co-manager of Nexgen Holdings, LLC, a New York limited liability company formed in June 2007 (“Nexgen”), and was deemed the indirect beneficial owner of the 1,788,804 shares of Common Stock held by Nexgen (representing an approximate 17% ownership interest in the Issuer at the time of Nexgen’s August 27, 2009 dissolution). Upon the dissolution of Nexgen, these shares were distributed to the members of Nexgen on a pro rata basis, causing the Reporting Person’s beneficial ownership to fall below five percent.

On April 28, 2010, 500,000 shares of Common Stock held by The Josephine Abplanalp Revocable Living Trust f/b/o Marie A. Holcombe (the “MH Trust,” the trustees of which are Josephine Abplanalp, Marie A. Holcombe and the Reporting Person) were transferred for no consideration to the Josephine Abplanalp Irrevocable Retained Annuity Trust u/a/d April 21, 2010 (the “GRAT”), the holdings of which are deemed indirectly beneficially owned by the Reporting Person who is the sole trustee.

On May 24, 2010, the MH Trust transferred an additional 500,000 shares of Common Stock to Eldred Preserve, LLC (“Eldred Preserve”), a New York limited liability company for which the Reporting Person serves as co-manager with Marie A. Holcombe, for consideration of $11,710,000 (the fair market value of the shares on the date of transfer) in the form of a 10% cash down payment and a promissory note.  As a result of this transfer, the Reporting Person became a 6.5% beneficial owner of the Issuer.  On that same date, the Reporting Person also became co-trustee of two trusts for the benefit of the Reporting Persons’ daughters (“Trust I” and “Trust II”) which held a total of 117,051 shares of Common Stock.

On various dates in November and December 2010, a total of 40,000 shares held by Trust I, Trust II and Eldred Preserve were sold on the open market as more fully described in Item 5(c) below.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The table below sets forth the information required in (a) and (b) of this Item 5:

Number of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership Percentage
1,232,600	574,623	657,977	574,623	657,977	7.0%

The Reporting Person holds 8,129 shares of Common Stock directly and 16,494 shares in an IRA.  The Reporting Person holds sole voting and dispositive power over the foregoing shares, as well as the 550,000 shares of Common Stock held by the GRAT.

In addition, the Reporting Person holds shared voting and dispositive power over the following shares of Common Stock: 11,774 held jointly with his spouse, 520,000 shares held by Eldred Preserve, 4,492 shares held in irrevocable trusts for the benefit of the daughters of Gregory F. Holcombe and Marie A. Holcombe, 1,367 shares held in the Gregory F. Holcombe Irrevocable Insurance Trust, 1,442 shares held in the 2004 Holcombe Family Irrevocable Trust, and 118,755 shares held in Trust I and Trust II.  The number of shares reported above also includes 147 shares of Common Stock held by the Reporting Person’s son as to which the Reporting Person disclaims beneficial ownership.

The Reporting Person shares voting and dispositive power with Gregory F. Holcombe and Marie A. Holcombe as to certain shares of Common Stock.  Gregory F. Holcombe serves as a member of the Board of Directors of the Issuer and as a Vice President of BMW Machinery Co., Inc., an investment holding company. Marie A. Holcombe is not employed.  The Holcombes’ business address is 35 East Grassy Sprain Road, Suite 400, Yonkers, New York 10710.  During the last five years, the Holcombes have not been convicted in a criminal proceeding and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the United States or finding any violation with respect to such laws. The Holcombes are citizens of the United States.

(c)           In November and December 2010, 5,000 shares of Common Stock held by Trust I were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
11/29/10	3,000	$20.96	$20.55 - $21.46
12/01/10	1,000	$20.39	$20.25 - $20.50
12/02/10	1,000	$20.29	$20.25 - $20.53

In November and December 2010, 5,000 shares of Common Stock held by Trust II were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
11/29/10	3,000	$20.96	$20.55 - $21.46
12/01/10	1,000	$20.39	$20.25 - $20.50
12/02/10	1,000	$20.29	$20.25 - $20.53

In December 2010, 30,000 shares of Common Stock held by Eldred Preserve were sold on the open market as follows:

Date	No. of Shares Sold	Weighted Average Sale Price Per Share*	Range of Sale Prices Per Share
12/03/10	5,000	$20.51	$20.35 - $20.74
12/06/10	5,000	$21.47	$21.19 - $21.84
12/07/10	5,000	$21.94	$21.89 - $22.01
12/08/10	7,500	$21.89	$21.78 - $22.10
12/09/10	7,500	$21.58	$21.41 - $21.75

* The Reporting Persons hereby undertake, upon request by the SEC Staff, the issuer or a security holder of the issuer, to provide full information regarding the number of shares sold at each separate price.

(d)           As described above in this Item 4, the Reporting Person is deemed the beneficial owner of securities held by Eldred Preserve and Holcombe family trusts established for estate and tax planning purposes.  Eldred Preserve and these trusts have the right to receive the dividends paid with respect to, and the proceeds from the sale of, shares of Common Stock that they hold.  Marie A. Holcombe, as co-manager of Eldred Preserve, also has the power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, shares of Common Stock that Eldred Preserve holds, subject to the terms of the relevant governing documents.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

24.1        Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATED: January 4, 2011

/s/ James J. Veneruso
James J. Veneruso